UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 21, 2020

Commission File Number: 001-15092

_____________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

_____________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 20, 2020, regarding the permission of ICTA on share transfer.

Istanbul, August 20, 2020

Announcement Regarding the Permission of ICTA on Share Transfer

Information and Communication Technologies Authority’s (“ICTA”) decision dated August 13th, 2020, which has been notified today to our Company, with respect to the application made to ICTA in accordance with the relevant legislation is disclosed below:

“It has been decided that share transfers, details of which are stated below, with respect to the 51% shareholding of Turkcell Holding A.Ş. in Turkcell İletişim Hizmetleri A.Ş., shall be permitted following the transactions to be performed in accordance with relevant legislation:

a. the transfer of 26.2% of Turkcell İletişim Hizmetleri A.Ş. shares to Türkiye Varlık Fonu Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş., so as to establish control in the Company,

b. the transfer of 24.8% of Turkcell İletişim Hizmetleri A.Ş. shares to IMTIS Holdings SARL”

As per the announcements of our shareholders and Turkey Wealth Fund on Public Disclosure Platform, the process for respective transfer transactions is still in progress.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCLL ILETISIM HIZMETLERI A.S.
Date: August 21, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCLL ILETISIM HIZMETLERI A.S.
Date: August 21, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer